November 24, 2010
BY FACSIMILE AND EDGAR
Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Avnet, Inc. Form 10-K for the fiscal year ended July 3, 2010 Filed August 13, 2010 Form 10-Q for the fiscal quarter ended October 2, 2010 File No. 001-04224
Dear Mr. Cascio:
Attached please find our responses to the comments, dated November 17, 2010, of the staff of the Securities and Exchange Commission on the above referenced filing for Avnet, Inc. As requested, we have tried to be as detailed as necessary in each of our responses with supplemental information provided as requested and as necessary to help explain the nature of our disclosures. For the staff’s convenience, we have included the staff’s original comment with each of our responses.
We acknowledge that Avnet, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Avnet, Inc. may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any of our responses require further explanation, please do not hesitate to contact me at (480) 643-7764. You may alternatively contact Heather Piraino, Director of External Reporting and Corporate Accounting, at (480) 643-7510, or Jun Li, Assistant General Counsel, at (480) 643-7198.
We look forward to working with you in completion of your review of the above referenced filing.
Very truly yours,
/s/ RAYMOND SADOWSKI
Raymond Sadowski
Senior Vice President,
Chief Financial Officer and
Principal Accounting Officer

Form 10-Q for the fiscal quarter ended October 2, 2010
Consolidated Financial Statements
Note 2. Acquisitions Page 5
1.
We note that the bargain purchase gain is material to your quarterly net income. With a view toward disclosure, please revise future filings to disclose the aggregate purchase price of Unidux and the fair value of the net assets acquired.

We will revise future filings to disclose the aggregate purchase price of Unidux and the fair value of the net assets acquired.
Note 11. Segment information, page 12
2.
We see that you transferred the existing embedded business from TS Americas to EM Americas in the first quarter of 2011, which you are recording as a “pro forma” adjustment in MD&A. Please tell us whether this “transfer” was considered a change in the structure of your internal organization that caused the composition of your reportable segments to change. Note that under FASB ASC 280-10-50-34 if a company changes its segments, the corresponding information for earlier periods, including interim periods, shall be restated unless it is impracticable to do so.

We did not consider the transfer of the existing embedded business from TS Americas to EM Americas to be a material change in the composition of our two reportable segments, Electronics Marketing (“EM”) and Technology Solutions (“TS”). Specifically, the transferred business represented approximately 4% of EM sales and approximately 5% of TS sales for the first quarter of fiscal 2010. We do not believe the transfer by itself distorts trending analysis, which is the purpose of restating segment data for such organizational structure changes. However, we did include a discussion of the change in our MD&A as part of the complete analysis of the year-over-year comparisons of financial results, which were impacted significantly by organic sales growth, acquisitions and an extra week of sales in the prior year first quarter as a result of our 52/53 fiscal year.

2